[Cytta Corp Logo]
                     905 Ventura Way, Mill Valley, Ca 94941
                      (415) 860-5192 phone 888 845 4869 fax



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Ryan Rohn,
Division of Corporation Finance
Telephone Number: (202) 551-3739
Fax Number: (703) 813-6981

April 7th, 2010

Re: Cytta Corp. Form 10-K for the Fiscal Year ended September 30, 2009 Filed January 13, 2010 File No. 333-139699

1. Further to your letter dated February 17th, 2010 wherein you query, "We note that the address for your largest shareholder, Lifespan, Inc., is also the same address that your independent registered public accounting firm as registered with the Public Company Accounting Oversight Board. Please advise."

Our largest shareholder, Lifespan, Inc., is a Nevada Corporation who utilizes a Resident/Registered Agency firm in Nevada whose physical address for Service of Process is 6490 W Desert Inn Rd. Las Vegas, NV 89146. They also used that same address as their permanent mailing address for a period in 2009. Their permanent mailing address was changed to 40318 Barington Dr. Palm Desert, Ca 92211 in August of 2009, although their address for service remains the same.

As to Seale & Beers, our now former auditors, we are advised they, for a period in the summer of 2009, had a physical presence in the office building at the address of 6490 W Desert Inn Rd. Las Vegas, NV 89146 and moved to their current address 50 S. Jones Blvd., Ste. 201, Las Vegas, NV 89107 sometime in the fall of 2009. We have no knowledge as to why this information is not current with the PCAOB. As we said, they are our Former Auditors.

2. Further to your second query "We note that you have not provided the complete language in paragraph 4 of your certifications. Tell us how you considered disclosing your responsibility for establishing and maintaining internal control over financial reporting. Refer to Item 601(b) (31)(i) of Regulation S-K."

Thank you for pointing out this omission in our Exhibit 31.1/31.2 as filed with our September 30, 2009 Form 10-K. We will be filing an amended Form 10K/A containing this revised disclosure in paragraph 4 of Exhibit 31.1/31.2 as set out below if this is acceptable.

4. "I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:"

Please advise if this is acceptable.

3. As requested in your letter, the Company also acknowledges that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if we can be of further assistance.

Yours truly,



/s/ Stephen Spalding
-------------------------
Stephen Spalding, CEO/CFO
Cytta Corp

Cc Mr. G. Campbell President